NO ACT

PE
12-30-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



February 26, 2009

Joseph A. Hall
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-26-09

Re: PepsiCo, Inc.
Incoming letter dated December 30, 2008

Dear Mr. Hall:

This is in response to your letter dated December 30, 2008 concerning the shareholder proposal submitted to PepsiCo by the Teamsters General Fund. We also have received a letter from the proponent dated January 27, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

February 26, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PepsiCo, Inc.
Incoming letter dated December 30, 2008

The proposal urges the board of directors to adopt principles for health care reform based upon principles specified in the proposal.

We are unable to concur in your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PepsiCo may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 27, 2009

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: PepsiCo, Inc.'s No-action Request Regarding Shareholder Proposal Submitted by the Teamsters General Fund

Dear Sir or Madam:

The Teamsters General Fund (the "Fund") hereby submits this letter in reply to PepsiCo, Inc.'s ("PepsiCo" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's Health Care Reform proposal ("Proposal") submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal urges PepsiCo's Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

PepsiCo contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i) (7), arguing that the Proposal "is concerned with PepsiCo's ordinary business operations, as opposed to a general social policy issue."

On the contrary, the Proposal is virtually identical to other proposals that the Staff has determined to be appropriate for a shareholder vote and concerns health care reform—a significant social policy issue that transcends "the day-to-day business matters" of the Company. (Exchange Act Release No. 40018, May 21, 1998) The Proposal focuses the Company on "the public's health" and not on "an internal assessment of the liabilities that the Company faces as a result of its operations that may adversely affect. . .the public's health." (Staff Legal Bulletin No. 14C)

We believe that PepsiCo should not be permitted to exclude the Proposal from its 2009 proxy materials pursuant to Rule 14a-8 for the reasons set forth below:

BASES FOR INCLUSION

I. The Company Fails To Satisfy Its Burden Of Persuasion That The Proposal Deals With Ordinary Business Operations

A. The Company Advances Arguments That The Staff Has Already Rejected Regarding Virtually Identical Proposals

The Staff has consistently held that proposals virtually identical to the Proposal are appropriate for shareholder action. See *General Motors Corporation* (avail. March 26, 2008); *Exxon Mobil Corporation* (avail. Feb. 25, 2008); *Xcel Energy Inc.*, (avail. Feb. 15, 2008); *United Technologies Corporation* (avail. Jan. 31, 2008); and, *The Boeing Company* (avail. Feb. 5, 2008). Indeed, PepsiCo acknowledges that during the 2008 proxy season, the Staff did not concur with several companies' plans to omit health care reform proposals under Rule 14a-8(i) (7).

Given this precedent, the Fund believes that PepsiCo's argument for excluding the Proposal under Rule 14a-8(i) (7) hinges on the Company's ability to successfully advance new arguments not already rejected by the Staff. In this regard, PepsiCo fails. In its no-action request, the Company tries to distinguish its arguments as new, but ultimately PepsiCo merely restates arguments with which the Staff did not concur last year.

For example, in its first argument for exclusion, PepsiCo asserts: "Even though the proposal itself briefly mentions health care 'reform,' it is evident from the text of the proposal and its supporting statement that the proposal is concerned not with the significant social issue of health care generally, but rather with the impact that PepsiCo's employee health care policies have on PepsiCo's business." According to PepsiCo, the Proposal's focus is "on PepsiCo's particular programs, rather than health care reform in the abstract," and assertions in the supporting statement "build the case for adoption of the proposal on the grounds that health care costs directly impact PepsiCo's reputation and cost structure." The Company concludes that the Proposal's focus "is not on a broad social policy issue, but rather on the makeup of PepsiCo's employee benefits packages and their impact on PepsiCo's business, public image and profitability."

The Staff has already rejected arguments virtually identical to the one PepsiCo advances here. For example, in *The Boeing Company*, the Company unsuccessfully argued that a proposal virtually identical to the Proposal was focused not on a social policy issue but on impacts to the Company's business. In its no-action request, Boeing claimed: "Although framed broadly as asking the Company to adopt certain principles for health care reform, the Proposal's supporting statement highlights the consequences of rising health care costs to the Company, which seems to be the main impetus for submitting the Proposal." Boeing added that "much of the Proposal's supporting statement concerns the consequences to the Company of rising health care costs," and "a proposal dealing with health care expenses is related to the Company's ordinary business and may be excluded under Rule 14a-8(i)(7)." The Staff determined that Boeing could not exclude the proposal.

Similarly, in making its argument that the Proposal regards "PepsiCo's particular programs, rather than health care reform in the abstract," PepsiCo incorrectly and repeatedly states that the subject matter of the Proposal is PepsiCo's employee benefits packages, noting the use of the terms "health care coverage," "health insurance," and "health costs" in certain portions of the Proposal. Substantially, similar arguments were rejected by the Staff in *General Motors Corporation*, *Exxon Mobil Corporation*, *Xcel Energy Inc.*, *United Technologies Corporation*, and *The Boeing Company*. For example, in *Xcel Energy Inc.*, the Company, like PepsiCo, mischaracterized the focus of the proposal in its no-action request, arguing that it involved Xcel Energy's health benefits. The Company explained the proposal's excludability under Rule 14a-8(i) (7): "Xcel Energy provides a broad range of health benefits designed to address employees' health issues in a cohesive fashion, and issues relating to general employee and retiree benefits, including eligibility requirements and the amount of benefits, are some of the most important issues that Xcel Energy management deals with on a day-to-day basis." The Staff determined that Xcel Energy could not exclude the proposal.

Like the proponents involved in *Xcel Energy, Inc.*, the Fund contends that PepsiCo ignores the plain language of the Proposal, which clearly states that the Proposal is a request urging the Company "to adopt principles for health care reform based upon the principles reported by the Institute of Medicine." (Emphasis added.) The distinction is significant. PepsiCo's employee benefits packages are Company-specific matters of ordinary business that involve the amount, duration and scope of health insurance coverage available to individuals. Principles for health care reform, on the other hand, involve the policy elements required to properly insure all Americans. Adopting principles for health care reform—the Proposal's clear focus—involves a significant social policy issue that transcends ordinary business.

PepsiCo notes that the Staff did not object to the decision by two companies—Wyeth and CVS/Caremark Corporation—to exclude shareholder proposals similar to the Proposal on ordinary business grounds. (See *Wyeth* (avail. Feb. 25, 2008) and *CVS/Caremark Corporation* (avail. Jan. 31, 2008).)

However, the proposals in *Wyeth* and *CVS/Caremark Corporation* differed from the Proposal in a substantial way—those proposals urged the companies to report annually on how they were implementing universal health care principles. In fact, as PepsiCo acknowledges, in their no-action requests Wyeth and CVS/Caremark Corporation focused on the annual reporting aspect of those proposals. For example, in *Wyeth*, the company argued that "by seeking annual reports on the implementation of health care principles, the Proposal would involve stockholders in the design, maintenance, and administration of Wyeth's health care coverage in a manner that directly implicates Wyeth's ordinary business operations."

While PepsiCo acknowledges that the Proposal does not ask for a report on the implementation of health care reform principles, the Company argues that *Wyeth* and *CVS/Caremark Corporation* are nonetheless relevant because the Staff's position in each "suggests that a company seeking to exclude a health care-related proposal must explain how the proposal would involve shareholders in ordinary business matters." According to PepsiCo, the incoming letters in *Exxon Mobil*, *The Boeing Company*, and *United Technologies Corporation* "did not explain precisely how the proposal and supporting statement would involve shareholders in ordinary business activities; instead, these letters asserted that employee benefits are a matter of ordinary business."

PepsiCo's final argument then presumably tries to "explain precisely how the proposal"—which does not seek a report similar to that requested in *Wyeth* or *CVS/Caremark Corporation*—"would involve shareholders in ordinary business activities." The Company asserts that the Proposal "would involve shareholders in internally-focused ordinary business decisions about PepsiCo's administration of its employee benefits program, even in the absence of a request to report, because it would require the Board to decide whether to adopt a variety of shareholder-prescribed standards against which to measure the Company's employee health care coverage." According to the Company, if the Proposal were adopted, PepsiCo's board would have to evaluate the Company's existing health care coverage and would potentially have to weigh the costs and benefits of upgrading its health care offerings.

First, the Proposal makes no request of the Company regarding its existing health care benefits. What it does request is that the Company adopts principles on a significant social policy issue. Second, while here PepsiCo goes into great detail purporting to give a new argument as to how the Proposal "would involve shareholders in internally-focused ordinary business decision," the Company is merely restating arguments that the Staff has already rejected regarding virtually identical proposals. For example, in *Exxon Mobil Corporation*, the company argued that the proposal's principles for comprehensive health care reform "would undeniably impact the nature of health care coverage provided to the Company's employees." (Emphasis added.) Similarly in *United Technologies Corporation*, the company argued that a health care reform proposal really sought "to foster modifications to the Company's employee benefit programs." In each case, the Staff determined that the proposals could not be excluded. While PepsiCo's no-action request is lengthier on this point in its attempt to "explain precisely how the proposal and supporting statement would involve shareholders in ordinary business activities," the Company is still merely expounding on the same argument rejected by the Staff in *Exxon Mobil Corporation* and *United Technologies Corporation*.

As the following sections will explain in further detail, the Proposal makes no requests regarding PepsiCo's health care coverage. The Proposal is clearly focused on the Company adopting principles for health care reform as a significant social policy issue.

B. Health Care Reform Is A Significant Social Policy Issue

As proponents have successfully argued in *General Motors Corporation*, *Exxon Mobil Corporation*, *Xcel Energy Inc.*, *United Technologies Corporation*, and *The Boeing Company*, health care reform is a significant social policy issue that precludes application of the ordinary business exclusion.

Health care reform is, in fact, one of the most important domestic issues in America. Public opinion polls by *The Wall Street Journal*/ NBC News, the Kaiser Foundation and *The New York Times* all document its profound significance. For example, in the latest *Wall Street Journal*/NBC News poll conducted just before the 2008 election, 52 percent of Americans said that "the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues." That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters saw health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[1] Moreover, President Barack Obama has consistently described health care reform as a major domestic priority.[2]

Citing health care costs as their biggest economic challenge, many business groups and prominent business executives are publicly recognizing health care reform as a critical social policy issue. The Coalition to Advance Health Care Reform, comprised of 60 of the nation's largest employers, including PepsiCo, states that "America's healthcare crisis is a threat to our nation's ability to compete in a global market and to the wellbeing of our people."[3] The Business Roundtable's president, John Castellani, has called health care reform a top priority for business and Congressional action.[4] The CEOs of Kelly Services and Pitney Bowes, Inc., together with General Electric Corporation's Global Health director, called on Congress to enact health care reform.[5] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[6] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business and labor organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to

---

[1] *The Wall Street Journal*, December 4, 2007, p. A1.

[2] The Office of the President, www.whitehouse.gov/agenda/health_care/ ; "Obama Backs Health Care Reform," *The Washington Post*, January 20, 2009.

[3] Coalition to Advance Health Care Reform, "By the Numbers: America's Health Care Crisis" http://www.coalition4healthcare.org/whyAct/crisis.php?_adctlid=v|skins_je1znt10gpps1en|xp7ppqy1zz5gl3

[4] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8.

[5] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[6] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, D.C. (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf

quality, affordable health care and long-term financial security top issues in the national political debate."[7] In addition, Wal-Mart has joined with SEIU calling on Congress to enact health care reform.[8]

Underscoring the significance of health care reform as a major social policy issue, in 2007 the American Cancer Society took the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[9]

In short, health care reform is undeniably a significant social policy issue.

C. *The Proposal Focuses On Principles For Health Care Reform As A Significant Social Policy Issue*

PepsiCo mischaracterizes the Proposal as one concerned with "PepsiCo's existing health care coverage offerings." In actuality, the Proposal clearly focuses on principles for health care reform as a significant social policy issue. The focus on "health care reform" is made clear throughout the Proposal. The "Resolved" clause urges PepsiCo to adopt "<u>principles for health care reform</u> based upon principles reported by the Institute of Medicine." (Emphasis added.) The Proposal discusses the Institute of Medicine's "principles for health care reform," cites "health care reform" as a central issue in the 2008 presidential campaign, and notes that many national organizations have made "health care reform" a priority, and so on.

The Proposal consistently uses the term "health care reform" in the context of a significant social policy affecting the Company and the nation. The Proposal describes "universal" coverage of all Americans and repeatedly speaks in terms of businesses in the national and global economies. It cites research from one of the nation's leading health economists, Dr. Kenneth Thorpe, documenting the effect of the current health care system on many U.S. businesses, underscoring that health care reform is a national issue.

PepsiCo argues that the Proposal "is concerned not with the significant social issue of health care generally, but rather with the impact that PepsiCo's employee health care policies have on PepsiCo's business," because words or phrases, such as, "health care coverage," "health insurance," and "health care costs" appear throughout the Proposal. However, it would be virtually impossible to present the Proposal's significant social policy issue of health care reform without employing such terms.

---

[7] *The Wall Street Journal*, November 13, 2007, p. B4.
[8] *The New York Times*, February 7, 2007.
[9] *The New York Times*, August 31, 2007.

Indeed, one of the primary reasons why health care reform has become a significant social policy issue is due to the fact that health care costs have become a crushing weight on the U.S. economy and are forcing companies across America to cut back or abandon health care coverage for their employees. The Fund simply cannot discuss health care reform as a social policy issue without referencing the extraordinary health care costs borne by many U.S. companies, including PepsiCo.

The Proposal does not focus on the Company engaging in an internal assessment of risks or liabilities, nor does it attempt to micro-manage the Company. Instead, like other significant social policy proposals on human rights, it calls upon the Company to adopt principles on a significant social policy issue. See *McDonald's Corporation* (avail. March 22, 2007) and *Costco Wholesale Corporation,* (avail. Oct. 26, 2004).

II. Conclusion

Properly framed, the question is: 'Does adopting principles for health care reform, based upon principles reported by the Institute of Medicine, constitute a matter of ordinary business operations?' The answer is clearly, 'no.'

For the aforementioned reasons, the Proponent respectfully requests that the Staff not issue the determination requested by PepsiCo.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager at (202) 624-8100.

Sincerely,



C. Thomas Keegel
General Secretary-Treasurer

CTK/jc

cc: Joseph A. Hall, Esq., Davis Polk & Wardwell
Megan Hurley, Esq., Senior Counsel, PepsiCo., Inc.
Larry D. Thompson, Corporate Secretary, PepsiCo., Inc.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
HALL@DPW.COM

December 30, 2008

Re: PepsiCo, Inc. –
Shareholder Proposal Submitted by International Brotherhood of Teamsters

Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
(via email: shareholderproposals@sec.gov)

Ladies and Gentlemen:

On behalf of PepsiCo, Inc., a North Carolina corporation ("PepsiCo"), and in accordance with rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), we are writing with respect to the shareholder proposal and supporting statement submitted to PepsiCo on November 21, 2008 by the International Brotherhood of Teamsters for inclusion in the proxy materials PepsiCo intends to distribute in connection with its 2009 Annual Meeting of Shareholders.

PepsiCo expects to file its 2009 proxy materials with the Commission no earlier than March 23, 2009. Accordingly, pursuant to rule 14a-8(j), this letter is being submitted to you no later than 80 days before PepsiCo files its definitive 2009 proxy materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov. The proposal and its supporting statement (along with the proponent's cover letter) are attached hereto as Exhibit A. PepsiCo has not sent or received any other correspondence to be included with this letter. In addition, pursuant to rule 14a-8(j), a copy of this submission is being sent simultaneously to the proponent. This letter constitutes PepsiCo's statement of the reasons it deems the omission of the proposal to be proper. We have been advised by PepsiCo as to the factual matters set forth herein.

THE PROPOSAL

The proposal states:

"RESOLVED: Shareholders of PepsiCo, Inc., ("Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

"1. Health care coverage should be universal.

"2. Health care coverage should be continuous.

"3. Health care coverage should be affordable to individuals and families.

"4. The health insurance strategy should be affordable and sustainable for society.

"5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable."

BASIS FOR EXCLUSION

PepsiCo intends to omit the proposal from its 2009 proxy materials because it deals with matters relating to PepsiCo's ordinary business operations, and is therefore excludable under rule 14a-8(i)(7).

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related to PepsiCo's Ordinary Business Operations.

Rule 14a-8(i)(7) provides a basis for excluding a shareholder proposal from a company's proxy materials if "the proposal deals with a matter relating to the company's ordinary business operations." As the Commission has noted, the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The Commission has, of course, interpreted this rule so that it may not be relied upon to exclude proposals that "have significant policy, economic or other implications inherent in them." Exchange Act Release No. 12999 (November 22, 1976). In determining whether the "focus" of a proposal is a significant social policy issue, the staff considers "both the proposal and the supporting statement as a whole." Staff Legal Bulletin No. 14C (CF), *Shareholder Proposals* (June 28, 2005), question D.2. If the proposal's focus is not on a significant social policy issue, but rather on aspects of the company's ordinary business operations, such as employee benefits, then the proposal is excludable.

During the 2008 proxy season, the staff did not object to the decision by two companies to exclude shareholder proposals that were virtually identical to the proposal that PepsiCo has received, on the grounds that such proposals dealt with matters of ordinary business. See *Wyeth* (February 25, 2008) and *CVS/Caremark Corporation* (January 31, 2008). At the same time, in other situations, the staff did not concur with a company's plan to omit a similar proposal on ordinary-business grounds. See *Exxon Mobil Corporation* (February 25, 2008), *The Boeing Company* (February 5, 2008) and *United Technologies Corporation* (January 31, 2008).

The company's position in both *Wyeth* (supplemental letter dated February 22, 2008) and *CVS/Caremark* (letter dated December 19, 2007) focused on the proposal's supporting statement, which urged the company to report annually about how it was implementing universal health care principles. These letters reasoned that by requesting a report, the proponents revealed their intention to involve shareholders in ordinary business decisions in the guise of addressing a social policy issue. By contrast, the incoming letters in *Exxon Mobil, Boeing* and *United Technologies* did not explain precisely how the proposal and supporting statement would involve shareholders in ordinary business activities; instead, these letters asserted that employee benefits are a matter of ordinary business.

Although the proposals in both *Wyeth* and *CVS/Caremark* urged the boards to report on the implementation of their health care policies, we do not think the excludability of those proposals turned on the proponents' request for a report. The fact that a report is requested does not, in and of itself, bear on whether or not a proposal is excludable under rule 14a-8(i)(7). Exchange Act Release No. 20091 (August 16, 1983).[1] Instead, the staff position in *Wyeth* and *CVS/Caremark* suggests that a company seeking to exclude a health care-related proposal must explain how the proposal would involve shareholders in ordinary business matters. While soliciting a report back is one way to involve shareholders in a business matter ordinarily left to management, it is not the only way.

A review of the proposal and its supporting statement as a whole demonstrates that the proposal is concerned with PepsiCo's ordinary business operations, as opposed to a general social policy issue. Even though the proposal itself briefly mentions health

[1] The Commission made this clear in interpreting the predecessor to rule 14a-8(i)(7):

"In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)."

care "reform," it is evident from the text of the proposal and its supporting statement that the proposal is concerned not with the significant social issue of health care generally, but rather with the impact that PepsiCo's employee health care policies have on PepsiCo's business, and specifically on its public image and profitability. This is shown by the use of the term "health care coverage" in the first three numbered paragraphs of the proposal, and the term "health insurance" in the next two numbered paragraphs: health care coverage, or health care insurance, is a component of PepsiCo's employee benefits programs. The focus of the proposal on PepsiCo's particular programs, rather than health care reform in the abstract, is reinforced by the supporting statement. Several of its assertions build the case for adoption of the proposal on the grounds that health care costs directly impact PepsiCo's reputation and cost structure (italics added):

- "We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if *public confidence in our Company's commitment to health care coverage* is to be maintained."
- "John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say *health costs represent their biggest economic challenge*."
- "According to the National Coalition on Health Care, *implementing its principles would save employers presently providing health insurance coverage an estimated $595 to $848 billion* in the first 10 years of implementation."
- "We believe that the 45.7 million Americans without health insurance results in *higher costs to our Company* . . . . Moreover, we feel that *increasing health care costs further reduce shareholder value* when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale."

Considering both the proposal and the supporting statement as a whole, we think it is evident that the proposal's focus is not on a broad social policy issue, but rather on the makeup of PepsiCo's employee benefits packages and their impact on PepsiCo's business, public image and profitability. The staff concurred in both *Wyeth* and *CVS/Caremark* that matters such as these relate to a company's ordinary business operations. In *Wyeth* and *CVS/Caremark*, the proposals would have improperly involved shareholders in these matters through means of a report. In this case, the proposal would involve shareholders in internally-focused ordinary business decisions about PepsiCo's administration of its employee benefits program, even in the absence of a request to report, because it would require the board to decide whether to adopt a variety of shareholder-prescribed standards against which to measure the company's employee health care coverage.

PepsiCo's board would, in the first instance, be faced with the decision whether to follow the shareholders' recommendation. This decision would require the board to evaluate, in the words of the proposal, whether PepsiCo's existing health care coverage offerings were "universal," "continuous," "affordable to individuals and families," and "affordable and sustainable for society," and whether they "enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable." If the board determined that PepsiCo's health care benefits fell short of these standards, it would need to weigh the costs and benefits of upgrading its health care offerings. If the board chose to move forward with changes to its employee health care benefits, the board and management would also be faced with decisions about whether to cut back on other, non-health care related employee benefits in order to balance any overall increase in health care expenses. Determining the components of PepsiCo's employee benefits packages is a matter properly left to the board and management of PepsiCo for resolution in the ordinary course of business. Whether or not the board was obligated to report back to its shareholders on the results of this process of assessment, evaluation and decision-making, it is plain that if the shareholders request that PepsiCo undertake such a process, the shareholders would be stepping into "the resolution of ordinary business problems," which the Commission agreed in the 1998 Release is impracticable.

While the quality and competitiveness of PepsiCo's employee benefits packages are of considerable interest to PepsiCo and its board, management and employees, the assessment of these matters is integral to the roles and responsibilities of PepsiCo's board and its management, and not a matter of transcendent social policy. As a result, we believe the proposal may be properly excluded under rule 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, we believe that the proposal may be excluded from PepsiCo's 2009 proxy materials, and respectfully request your confirmation that the staff will not recommend enforcement action to the Commission if PepsiCo proceeds on this basis.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,



Joseph A. Hall

Attachment

(NY) 16525/001/PROXY09/12.30.08.pepsico.teamsters.doc

cc: Larry D. Thompson, Esq.
Thomas H. Tamoney, Jr., Esq.
Megan Hurley, Esq.
PepsiCo, Inc.

C. Thomas Keegel
General Secretary-Treasurer
Jamie Carroll
Capital Strategies Department
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, D.C. 20001
(via certified U.S. mail)

T. Tamoney
D. Bryant
P. Baykas

Rec'd 11/24/08

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

November 21, 2008

VIA FACSIMILE: 914.253.2070
VIA UPS GROUND

Mr. Larry D. Thompson
Corporate Secretary
PepsiCo., Inc.
700 Anderson Hill Rd
Purchase, NY 10577

Dear Mr. Thompson:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2009 Annual Meeting.

The General Fund has owned 100 shares of PepsiCo., Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer


RECEIVED
NOV 25 2008

CTK/jc
Enclosures

RESOLVED: Shareholders of PepsiCo, Inc., ("Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

SUPPORTING STATEMENT: The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform was a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007).

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health

Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595 to $848 billion in the first 10 years of implementation.

We believe that the 45.7 million Americans without health insurance results in higher costs to our Company, as well as all other U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduce shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

We urge you to vote **FOR** this proposal.


AMALGAMATED
BANK

November 21st, 2008

Mr. Larry D. Thompson
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Rd.
Purchase, NY 10577

Re: PepsiCo Inc. – Cusip # 713448108

Dear: Mr. Thompson:

Amalgamated Bank is the record owner of 100 shares of common stock (the "Share") of PepsiCo Inc., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account FISMA & OMB Memorandum M-07-16. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 11/01/07 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

H. A Scott

Hugh A. Scott
First Vice President
Amalgamated Bank

Cc:
Jamie Carroll